Pricing Term Sheet Dated June 13, 2017

Filed pursuant to Rule 433
Issuer Free Writing Prospectus supplementing the
Preliminary Prospectus Supplement
dated June 13, 2017 and the
Prospectus dated September 22, 2015
Registration No. 333-207077

American Equity Investment Life Holding Company
Pricing Term Sheet

$500,000,000 5.000% Senior Notes due 2027

This term sheet to the preliminary prospectus supplement, dated June 13, 2017 (the “Preliminary Prospectus Supplement”), should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	American Equity Investment Life Holding Company (the “Issuer”)

Distribution:	SEC registered

Security description:	5.000% Senior Notes due 2027 (the “Notes”)

Aggregate principal amount:	$500,000,000

Gross proceeds:	$499,650,000

Net proceeds (before expenses):	$495,150,000

Maturity:	June 15, 2027

Coupon:	5.000%, subject to adjustment as described in the Preliminary Prospectus Supplement

Offering price:	99.930% of principal amount

Yield to maturity:	5.009%

Spread to benchmark treasury:	+280 bps

Benchmark treasury:	UST 2.375% due May 15, 2027

Benchmark treasury yield:	2.209%

Expected ratings*:	BBB- (S&P) / BB+ (Fitch) / bbb- (AM Best)

Interest payment dates:	Semi-annually on each June 15 and December 15, commencing December 15, 2017

Optional redemption:

Prior to March 15, 2027 (three months prior to the maturity date of the Notes), the Issuer may redeem the Notes, at the Issuer’s option, at any time in whole or from time to time in part at a price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, plus a “make-whole” amount calculated at the applicable Treasury Rate plus 45 basis points

On or after March 15, 2027 (three months prior to the maturity date of the Notes), the Issuer may redeem the Notes, at the Issuer’s option, at any time in whole or from time to time in part at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest

Change of control triggering event:	Putable at 101% of principal amount thereof, plus accrued and unpaid interest

Trade date:	June 13, 2017

Settlement:	T+3 (June 16, 2017)

CUSIP:	025676AM9

ISIN:	US025676AM95

Denominations/multiple:	$2,000/$1,000

Joint book-running managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc. Citigroup Global Markets Inc.

Trustee:	U.S. Bank National Association

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you to the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.